FORM 11-K
        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1034


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934
[ FEE REQUIRED]

For the fiscal year ended          December 31, 1995


                                          OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934
[NO FEE REQUIRED]

For the transition period from                                to
Commission file number 1-5197


A. Full title of the plan and address of the plan, if different from that of the issurer below:

   Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issurer of the securities held pursuant to the plan and the address of its principal executive office:

   Plymouth Rubber Company Inc.  104 Revere Street, Canton, Massachusetts

                   REPORT OF INDEPENDENT ACCOUNTANTS






To the Plan Administrator of  Plymouth Rubber Company
 Retirement Savings and Profit Sharing Plan and Trust
Canton, Massachusetts  02021


We have audited the accompanying statement of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




Morris & Morris, P.C.
Needham Heights, Massachusetts
May 30, 1996

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          December 31, 1995


                               ASSETS

Investments, at Market                                      $ 3,568,490

Employer Contribution Receivable                                183,575

Participant Loan Fund                                           190,830

Cash and Equivalents                                            684,170


    TOTAL ASSETS                                            $ 4,627,065



             NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $ 4,627,065














       The accompanying notes and independent auditors' report are an integral part of the financial statements.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    Year Ended December 31, 1995
ADDITIONS:
   Change in Unrealized Gains on Investments                $   682,487

   Employee Contributions                                       601,256

   Employer Contributions                                       183,575

   Interest Income                                               65,703

   Net Realized Gain Upon Disposition of Investments             34,608

   Dividend Income                                               34,283

                                                              1,601,912


DEDUCTIONS:

   Benefits Paid                                                176,637

   Administrative Services                                       31,652

   Employee Transfers                                             2,135

                                                                210,424


      Net Additions                                           1,391,488


ASSETS AVAILABLE FOR PLAN BENEFITS,
   Beginning of Year                                          3,235,577

ASSETS AVAILABLE FOR PLAN BENEFITS,
   End of Year                                              $ 4,627,065


       The accompanying notes and independent auditors' report are an integral part of the financial statements.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                       SUMMARY OF INVESTMENTS

                              December 31, 1995          December 31, 1994
                              ERISA                      ERISA
                              Value       Market         Value      Market

U.S. Government
  Obligations               $     -     $     -       $     -     $     -

Foreign Government
  Obligations                   53,511      60,063        59,616      53,511

Corporate Bonds
  and Debentures               395,463     417,804       321,628     301,060

Common Stocks                2,213,409   2,795,085     1,848,528   1,826,662

Party-in-Interest
  Investments                  223,620     295,538       158,378     223,620


     TOTALS                 $2,886,003  $3,568,490    $2,388,150  $2,404,853


                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                        DETAIL OF INVESTMENTS
                          December 31, 1995


                                                   ERISA
  Face Value        Company         Due            Value        Market

FOREIGN GOVERNMENT OBLIGATIONS

  $  5,000      State of Israel
                 5.5% Dollar
                 Coupon Bonds      03/01/96      $   4,550   $   4,875

    50,000      Ontario Prov.
                 CDA 8%            10/17/01         48,961      55,188


                  TOTALS                         $  53,511   $  60,063

CORPORATE BONDS AND DEBENTURES

  $ 50,000      Ford Holdings Co., Inc.
                 9.25%             07/15/97      $  51,172   $  52,695

    25,000      General Motors Accept. Corp.
                 7.125%            06/01/99         23,496      26,004

    50,000      Philip Morris Cos., Inc.
                 8.625%            03/01/99         50,188      53,898

    50,000      Texas Utilities Elec. Co.
                1st Mtg & Col
                 6.75%             03/01/2003       50,196      51,289

    50,000      Nationsbank Corp.
                 6.875%            02/15/2005       50,249      52,094

    17,463 sh.  Strategic Active Management
                 Bond Fund for Employee Trusts     170,162     181,824

                  TOTALS                         $ 395,463   $ 417,804

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                  DETAIL OF INVESTMENTS (Continued)
                          December 31, 1995


COMMON STOCK
                                                        ERISA
  Shares             Company                            Value        Market
   500      Allied Signal                           $   17,000   $   23,750
   600      American General Corp.                      16,950       20,925
   200      American International Group, Inc.          13,067       18,500

   300      American Telephone & Telegraph, Co.         15,075       19,425
   400      Amsouth Bancorporation                      10,300       16,150
   250      Automatic Data Processing                   14,625       18,563

   400      Bristol Myers Squibb Co.                    23,150       34,350
   300      Eastman Kodak                               14,325       20,100
   200      Exxon Corp.                                 12,150       16,100

   350      General Electric Co.                        17,850       25,200
   632      GTE Corporation                             19,197       27,729
   300      Intel Corporation                            9,581       17,025

   500      May Department Stores                       16,875       21,063
   700      McDonalds Corp.                             20,475       31,588
   450      Merck & Co.                                 17,156       29,531

   200      Mobil Corp.                                 16,850       22,350
   300      Motorola Inc.                               17,400       17,100
   200      Pepsico, Inc.                                7,250       11,175

   400      Reuters Holdings                            17,550       22,050
   200      Royal Dutch Petroleum                       21,550       28,225
   375      V F Corporation                             18,234       19,781

   250      Warner Lambert                              19,250       24,281
 1,000      Worthington Industries Inc., Co.            20,000       20,811
23,659      Matrix Stock Fund                        1,448,413    1,821,904
25,186      Strategic Active Management
             Stock Fund for Employee Trusts            389,136      467,409

                 TOTALS                             $2,213,409   $2,795,085

                         PLYMOUTH RUBBER COMPANY
                  RETIREMENT SAVINGS AND PROFIT SHARING
                              PLAN AND TRUST

                    DETAIL OF INVESTMENTS (Continued)

                                     December 31, 1995


PARTY-IN-INTEREST INVESTMENTS

                                                       ERISA
                                                       Value        Market
    14,621  Plymouth Rubber Co., Inc. -
              Class A                               $ 122,450    $  148,038

    14,420  Plymouth Rubber Co., Inc. -
              Class B                                 101,170       147,500

               Total Party-In-Interest
                 Investments                        $ 223,620    $  295,538

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS

                     Year Ended December 31, 1995


A.  DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

        1.  General Information

    Effective December 1, 1989, Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, amended a trust which embodies a profit-sharing plan for the Company. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their benefi-ciaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan, as amended, is established under provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan whereby contributions are made through payroll deductions.

        2.  Administration

    The Plan is administrated by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is Kimball, Akins and Bigwood. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for record-keeping and benefit distributions of the Plan are paid by the Company.

        3.  Eligibility

    An employee is eligible to participate in the Plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS

                    Year Ended December 31, 1995


A.  DESCRIPTION OF THE PLAN (Continued):

        4.  Contributions

    Participants may contribute up to 15% of their annual before-tax compensa-tion as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

        5.  Vesting

    A participant's vested interest in Company-discretionary contributions, plus actual earnings thereon, is based upon years of service to the Company as follows:

                                                   Vested
                  Years of Service               Percentage

            Less than three years                     0%
            3 years but less than 4 years            10
            4 years but less than 5 years            20
            5 years or more                         100

        A participant is always fully vested in his or her voluntary contributions and earnings thereon.

       6.  Participant Loans

       Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000, reduced by the highest outstanding loan balance during the preceeding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and bear a reasonable rate of interest.

                       PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING
                           PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS

                    Year Ended December 31, 1995


A.  DESCRIPTION OF THE PLAN (Continued):

        7.  Distributions

        Distributions are made to participants or their beneficiaries upon death, retirement, disability, termination of employment or financial hardship. If one of the preceeding events occur and the participants' or their beneficiaries' account balance is in excess of certain limita-tions, they may elect to have the Plan continue to administer their account balance.

        8.  Plan Amendment and Termination

        The Company plans to continue the Plan without interruption, but re-serves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

B.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        1.  Method of Accounting

        The financial statements have been prepared using the accrual basis of accounting.

        Purchases and sales of investment securities are reflected on a trade-date basis. Gain or loss on sale of investments is computed upon the difference between net sales proceeds and ERISA value.

        Investments at year end are reported at market value (ERISA value). ERISA value for investments is determined by adjusting current year purchases or prior year market value (ERISA value), to market value at the end of the Plan year. ERISA value is then used as the basis for all transactions for the following year.

                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                            PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

                     Year Ended December 31, 1995


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

    1.  Method of Accounting (Continued)

    In accordance with the policy of stating investments at market value, net unrealized appreciation or depreciation for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

    2.  Investment Valuation

    The value of investments, other than cash and equivalents, was based on the closing prices on December 31, 1995 as received from State Street Bank & Trust Company.

    3.  Income Taxes

    The Plan has received a favorable determination letter from the Internal Revenue Service dated March 27, 1991, with respect to the tax-exempt status of the Plan.

C.  CONTRIBUTION DUE FROM EMPLOYER:

    The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amount of $183,575 for the year ended December 31, 1995.

D.  CASH AND EQUIVALENTS:

    State Street Bank & Trust Co.             $  684,170

E.  PARTICIPANT LOAN FUND:

         Balance, beginning of year           $   57,692

           Plus:  loans issued                   185,899

           Less:  loan repayments                (52,761)

         Balance, end of year                 $  190,830

    Interest income earned on employee fund loans for the year ended December 31, 1995 was $10,026, and is included in interest income.

                        PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING
                             PLAN AND TRUST

                     NOTES TO FINANCIAL STATEMENTS

                      Year Ended December 31, 1995


F.  NET (LOSSES) REALIZED UPON DISPOSITION OF INVESTMENTS:

                                    ERISA       Sale         Gain
                                    Value     Proceeds      (Loss)

      Common Stocks               $ 258,670   $ 293,173    $  34,503

      Corporate Bonds and
        Debentures                   69,866      69,971          105


          TOTALS                  $ 328,536   $ 363,144    $  34,608


G.  PURCHASES OF SECURITIES (COST):

      Common Stocks                                        $ 645,417

      Corporate Bonds and
        Debentures                                           164,269


          TOTAL                                            $ 809,686

                              SIGNATURES


The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



                                             Plymouth Rubber Company Retirement
                                      Savings and Profit Sharing Plan and Trust




Date:   May 30, 1996                                         Duane E. Wheeler
                                                             Duane E. Wheeler
                                                                 Trustee